FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Press Release dated February 3, 2004 titled, “Banco Santander Santiago Announces Results for the Fourth Quarter and Full Year 2003.”

2.	Banco Satander Chile Financial Tables

ITEM 1

www.santandersantiago.cl

BANCO SANTANDER SANTIAGO ANNOUNCES

RESULTS FOR THE FOURTH QUARTER

AND FULL YEAR 2003

•	In 2003 net income totaled Ch$206,975 million (Ch$1.10 per share and US$1.90/ADR), increasing 30.3% when compared to 2002.

•	The Bank’s ROE increased to 24.2% compared to 16.6% for the Chilean banking industry and 18.9% obtained in 2002.

•	The efficiency ratio improved to 43.5% compared to 56.0% for the banking industry and 47.2% achieved in 2002. Operating expenses decreased 13.6% in 2003 compared to 2002.

•	Net income in 4Q 2003 reached Ch$65,852 million (Ch$0.35 per share and US$0.61/ADR), increasing 72.6% compared to merger adjusted net income of the 4Q 2002. The Bank’s ROE reached 32.2% and the efficiency ratio 42.4% in the same period.

•	Fees in the 4Q 2003 grew 12.5% compared to 4Q 2002.

•	Operating expenses decreased 10.7% compared to 4Q 2002.

•	Provision expense decreased 14.0% compared to 4Q 2002. Loans loss recoveries increased 115.5% in the same period. Past due loans decreased 7.6% between the end of the 3Q and 4Q 2003.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
562-320-8505	562-320-8284	562-647-6474

Santiago, Chile, February 3, 20041-. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the fourth quarter 2003. These results are reported on a consolidated basis in accordance with Chilean GAAP2

In 2003 net income totaled Ch$206,975 million (Ch$1.10 per share and US$1.90/ADR), increasing 30.3% when compared to 2002. The Bank’s ROE increased to 24.2% in 2003 compared to 18.9% in 2002 and 16.6% for the Chilean banking industry. The efficiency ratio (cost/income) improved to 43.5% compared to 47.2% in 2002 and 56.0% for the banking industry. The Bank finished the year with a 22.6% market share in loans and a 33.5% market share of total profits in the Chilean banking system, a direct result of its profitability driven strategy.

Net income for 4Q 2003 reached Ch$65,852 million (Ch$0.35 per share and US$0.61/ADR), increasing 72.6% compared to merger adjusted net income of the fourth quarter of 2002. 4Q 2002 figures included Ch$38,139 million in one-time merger expenses. The Bank’s ROE reached 32.2% and the efficiency ratio 42.4% in 4Q 2003.

The Bank’s strategy of increasing fee income and focusing on cost savings, coupled with lower provision expense and higher market related gains offset the adverse effects of negative inflation and lower interest rates in the quarter.

Net financial income in 4Q 2003 decreased 13.8% compared to 4Q 2002. Net interest margin decreased 20 basis points to 4.7%, mainly due to the negative inflation rate recorded in the quarter and low interest rates. The Bank has been actively defending its net interest margin by improving both its asset and funding mix. As a result, the Bank’s net interest margin increased from 4.2% in 3Q 2003 to 4.7% in the last quarter of the year.

Loans in Banefe, the Bank’s division for middle-to lower income individuals and micro-businesses, increased 7.0% in the year and 2.7% between the end of 3Q and 4Q 2003, a 10.8% annualized rate. At the same time, total consumer lending grew 8.5% in twelve months and 4.6% (18.4% annual rate) in the same periods.

The Bank also improved its funding costs by increasing its interest free funding sources. The ratio of average non-interest bearing demand deposits and equity to average interest earning assets improved to 23.4% in 4Q 2003 compared to 18.5% in 4Q 2002.

Fee income, adjusted for the sale of the subsidiary Cobranzas y Recaudaciones Limitada (C y R)3 rose 12.5% compared to the fourth quarter of 2002. This rise in fee income was due to

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of December 31, 2003 was Ch$599.42 per dollar. December 2002 figures are in constant Chilean pesos as of December 31, 2003 and have been adjusted by the price level restatement factor of 1.00953. September 30, 2003 figures are in constant Chilean pesos of December 31, 2003 and have been adjusted by the price level restatement factor of 0.9973.
3	The Bank has restructured its collections procedures to improve loan loss recovery levels. As a part of this process, in the fourth quarter the Bank sold the subsidiary Cobranzas y Recaudaciones Limitada (C y R), that managed loan loss recoveries for former Banco Santiago, to an external company that former Banco Santander Chile used for its recovery process. The Bank’s recovery efforts have now been fully centralized under the same external company.

an increase in activity of fee income transactions among various business lines. Compared to the 4Q 2002 checking account fees were up 17.6%, credit cards fees rose 33.5%, ATM fees increased 9.5%, financial advisory fees were up 13.3% and insurance brokerage fees grew 8.9%. This growth is a result of the continued focus on the sale and higher usage of fee intensive products throughout the year, especially credit card and insurance products in retail banking and cash management services in corporate banking.

Operating expenses, adjusted for the effects of the sale of C y R, decreased 10.7% compared to 4Q 2002 with personnel expenses falling 4.8% and administrative expenses decreasing 21.0%. The main driver of the positive evolution of the Bank’s cost structure continues to be the savings and synergies produced by the merger. Total headcount has decreased 15.7% since the beginning of this process. The efficiency ratio improved to 42.4% in 4Q 2003 compared to 47.8% in 4Q 2002.

Total provisions for loan losses decreased 14.0% compared to 4Q 2002. Past due loans at December 31, 2003 decreased 7.6% compared to September 30, 2003. The coverage ratio improved to 99.1% as of December 31, 2003 compared to 94.3% as of September 30, 2003. The Bank’s risk index also descended from 1.93% as of September 2003 to 1.88% at year-end 2003. The coverage ratio of the risk index reached 117.5% at the end of 4Q 2003 compared to 116.5% at the end of 3Q 2003.

The fall in interest rates had a positive effect on the mark-to-market of financial investments. The net gain from trading and mark-to-market of securities totaled Ch$11,692 million in the fourth quarter of 2003, which included a gain of Ch$6,174 million from the sale of fixed income securities.

	Quarter			Change %
Banco Santander Santiago (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Net financial income	111,301	104,981	129,125	(13.8)%	6.0%
Provision for loan losses	(21,436)	(21,221)	(24,921)	(14.0)%	1.0%
Fees and income from services	25,574	31,298	25,672	(0.4)%	(18.3)%
Operating expenses	60,424	63,061	70,411	(14.2)%	(4.2)%
Income before income taxes	79,722	59,861	3,542	2,150.8%	33.2%
Net income	65,852	49,545	24	274,283.3%	32.9%
Adjusted net income[1]	65,852	49,545	38,163	72.6%	32.9%
Net income/share (Ch$)	0.35	0.26	0.0	274,283.3%	32.9%
Net income/ADR (US$)[2]	0.61	0.41	0.0	323,017.6%	47.7%
Total loans	7,618,632	7,699,648	7,941,700	(4.1)%	(1.1)%
Customer funds	5,526,689	5,408,312	6,141,871	(10.0)%	2.2%
Customer deposits	1,035,721	947,630	1,036,779	(0.1)%	9.3%
Mutual funds	6,562,410	6,355,942	7,178,650	(8.9)%	3.2%
Shareholders’ equity	1,017,392	957,178	972,382	4.6%	6.3%
Net financial margin	4.7%	4.2%	4.9%
Efficiency ratio	42.4%	45.1%	48.2%
Fees / Operating expenses	42.3%	49.6%	36.5%
ROE [3]	32.2%	24.3%	0.0%
Risk index	1.88%	1.93%	1.68%
Coverage of risk index	117.5%	116.5%	126.9%
PDLs / Total loans	2.23%	2.38%	2.12%
Coverage ratio of PDLs	99.1%	94.3%	100.5%
BIS ratio	15.0%	15.3%	14.3%
Branches	345	346	347
ATMs	1,081	1,098	1,119
Employees	7,535	7,684	8,314

1.	Adjusted for Ch$38,139 million in after tax merger costs recognized in the fourth quarter of 2002.
2.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
3.	Annualized Earnings / Average Capital & Reserves.

CORPORATE NEWS

Santander Santiago and Almacenes Paris Announce a Commercial Strategic Alliance

Banco Santander Santiago and Almacenes Paris, the third largest retailer in Chile, announced an agreement to develop a commercial strategic alliance to strengthen commercial synergies between both entities and offer exclusive benefits to their clients. In this alliance the Bank agreed to transfer to Banco Paris (in formation), a subsidiary of Almacenes Paris, the financial assets and branch network of its Santiago Express division. Almacenes Paris will transfer to the Bank the financial assets of its high-income customers, which will become part of the Bank’s retail banking business segment. The Bank will evaluate the access of Almacenes Paris’ and Banco Paris’ customers to Santander Santiago’s ATM network, the largest in Chile. Santander Santiago’s customers will also be allowed to use their credit and debit cards in Almacenes Paris stores with the same benefits applicable to their private label credit cards. Simultaneously, Santander Santiago and Almacenes Paris will develop and extend all their loyalty and affinity programs, offering innovative and exclusive benefits to both client bases. Almacenes Paris will also distribute through its retail stores some of Santander Santiago’s financial products and services. The finalization of this agreement is subject to the approval of the Chilean Superintendency of Banks and Financial Institutions and to the results of a due diligence process by both parties.

Moody’s Raises Santander Santiago’s Financial Strength Rating to B-

Moody’s Investors Service upgraded Santander Santiago’s Bank Financial Strength Rating (BFSR) to B- from C+, with a stable outlook. The agency noted that with the merger largely complete, Santander Santiago has positioned itself well to lead the market by leveraging the size and diversity of its franchise and customer relationships as well as its management strengths. Santander Santiago is the only Latin-American bank with this rating. Only 6 banks operating in an Emerging Market have this or higher BFSR.

Standard & Poor’s Up-grades Santander Santiago Rating to A

Standard & Poor’s Ratings Services raised both its long-term counterparty credit rating on Banco Santander Santiago to “A” from “A-,” and its short-term counterparty credit rating to “A-1” from “A-2.” Additionally, the agency changed the Bank outlook from positive to stable. The upgrade was announced after Standard & Poor’s decided to raise Santander Central Hispano’s rating to A+ and the Republic of Chile sovereign risk was up-graded also to A.

NET FINANCIAL INCOME

Net interest margin improves 50 basis points between 3Q and 4Q 2003

	Quarter			Change %
Net Financial Income (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Net interest income	23,897	71,020	95,892	(75.1)%	(66.4)%
Foreign exchange transactions [4]	87,404	33,961	33,233	163.0%	157.4%

Net financial income	111,301	104,981	129,125	(13.8)%	6.0%

Average interest-earning assets	9,396,114	10,008,045	10,497,282	(10.5)%	(6.1)%

Net interest margin*	4.7%	4.2%	4.9%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	23.4%	20.0%	18.5%
Quarterly inflation rate**	(0.15)%	(0.08)%	1.76%
Avg. Overnight interbank rate	2.65%	2.74%	3.01%

*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 4Q 2003 decreased 13.8% compared to 4Q 2002. In this same period average earning assets decreased 10.5% and the net interest margin fell 20 basis points to 4.7%. The fall in net interest margin was mainly due to:

•	Negative inflation rate. In 4Q 2003 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) was -0.15% compared to +1.76% in the same quarter of 2002. As the Bank has a positive gap in UF assets, this resulted in a lower margin as the spread between inflation-adjusted assets and peso denominated liabilities transitorily decreased. The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UFs. This was partially offset by the gain from price level restatement. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, when inflation is negative the Bank records a gain from price level restatement. For the year 2003 CPI inflation reached a record low level of 1.4%. It is expected that these low inflation levels will continue throughout the first quarter of 2004.

•	Lower interest rates. In the fourth quarter the Chilean Central Bank reduced short term rates 50 basis points to 2.25% and an additional 50 basis points in January 2004. Although there is some initial benefit to margins when interest rates fall because liabilities re-price faster than interest earning assets, over time interest earning assets also re-price at a lower rate. This effect is further amplified by contraction of the spread earned over the Bank’s non-interest bearing liabilities and capital.

4	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s actual net interest margin.

•	Decrease in interest earning assets. The Bank’s net interest income in the quarter was also affected by the 10.5% decrease in average interest earning assets compared to the fourth quarter of 2002.

It is important to point out that the Bank has been actively defending the net interest margin by improving both its asset and funding mix. As a result, the Bank’s net interest margin increased from 4.2% in 3Q 2003 to 4.7% in the last quarter of the year. Loans in Banefe, the Bank’s division for middle and lower income individuals and micro-businesses, increased 7.0% in the year and 2.7% between the end of 3Q and 4Q 2003, a 10.8% annualized rate. At the same time, total consumer lending grew 8.5% in twelve months and 4.6% (18.4% annual rate) in the same periods. In the same period the ratio of average non-interest bearing demand deposits and equity to average interest earning assets improved to 23.4% in 4Q 2003 compared to 18.5% in 4Q 2002. The Bank’s average net interest margin in 2003 reached 4.54% compared to 4.55% in 2002, which compare favorably to the net interest margin of the Chilean banking industry.

INTEREST EARNING ASSETS

Loan mix focused on profitability through growth of retail markets

	Quarter ended,			% Change
Interest Earning Assets (Ch$ million December 31, 2003)	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 2003/2002	Dec./Sept. 2003
Commercial loans	2,512,359	2,651,821	2,928,239	(14.2)%	(5.3)%
Consumer loans	777,191	742,986	716,282	8.5%	4.6%
Residential mortgage loans*	1,368,942	1,365,207	1,389,128	(1.5)%	0.3%
Foreign trade loans	432,599	503,885	538,217	(19.6)%	(14.1)%
Leasing	431,942	435,063	426,641	1.2%	(0.7)%
Other outstanding loans **	953.844	1,000,588	1,143,856	(16.6)%	(4.7)%
Past due loans	169,708	183,584	168,440	0.8%	(7.6)%
Contingent loans	829,021	716,776	626,732	32.3%	15.7%

Total loans excluding interbank	7,475,606	7,599,910	7,937,535	(5.8)%	(1.6)%

Total financial investments	1,913,617	1,847,229	2,523,190	(24.2)%	3.6%
Interbank loans	143,026	99,738	4,165	3,334.0%	43.4%

Total interest-earning assets	9,532,249	9,546,877	10,464,890	(8.9)%	(0.2)%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

The evolution of the Bank’s loan portfolio in this period continues to reflect the Bank’s strategy of improving profitability by shifting the asset mix to higher yielding loans. As of December 31, 2003 total loans, excluding interbank loans decreased 1.6% compared to total loans as of September 30, 2003. The decrease in loans was due in part to the translation loss produced by both the appreciation of the peso against the dollar and the negative inflation rate in the quarter. This reduced the balances of asset denominated in foreign currency and in UFs by an estimated Ch$96,350 million in the quarter. Eliminating this effect the fall in loans in the period being analyzed was 0.4%. This fall was mainly focused in a reduction of commercial loans which fell 5.3%. High yielding consumer loans on the other hand increased 4.6% between the end of the third and fourth quarters of 2003. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement.

Loan growth by business segment also reflected the shift to higher yielding assets. Corporate banking loans fell 3.0% between the third and fourth quarters of 2003 while high yielding loans in Banefe and Retail banking segments increased 2.7% and 2.2%, respectively in the same period.

CUSTOMER FUNDS

Improvement of funding mix and recovery of mutual funds under management

	Quarter ended,			Change %
Funding (Ch$ million December 31, 2003)	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 2003/2002	Dec./Sept. 2003
Non-interest bearing demand deposits	2,005,643	1,813,749	1,873,982	7.0%	10.6%
Time deposits and savings accounts	3,521,046	3,594,563	4,267,889	(17.5)%	(2.0)%

Total customer deposits	5,526,689	5,408,312	6,141,871	(10.0)%	2.2%

Mutual funds	1,035,721	947,630	1,036,779	(0.1)%	9.3%

Total customer funds	6,562,410	6,355,942	7,178,650	(8.9)%	3.2%

Total customer funds increased 3.2% between the third and fourth quarters of 2003. Negative inflation and low interest rates positively impacted the balance of non-interest bearing deposits as clients kept excess liquidity in checking accounts. Throughout 2003 the Bank has seen good growth of non-interest bearing deposits. Among corporate clients this has been a result of the development of advanced cash management and sales tax payment services. At the same time, Banefe has increased the usage and penetration of debit card accounts among middle-lower income individuals.

	Quarter ended,			Change %
Average non-interest bearing liabilities* (Ch$ million December 31, 2003)	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 2003/2002	Dec./Sept. 2003
Corporate banking	672,666	619,148	567,831	18.5%	8.6%
Retail banking	790,512	757,210	710,729	11.2%	4.4%
Banefe	19,174	15,899	15,603	22.9%	20.6%

Total segments	1,482,353	1,392,257	1,294,163	14.5%	6.5%

*	Net of clearance.

The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as mutual funds offer better yields and the Bank generates fee income. Mutual funds under management increased 9.3% compared to the end of 3Q 2003, reversing the negative trend in the growth of mutual funds since the outbreak of the Inverlink-CORFO affair in 1Q 2003. The higher yield of fixed income funds compared to deposits and the recovery of the stock market has increased the flow of money to mutual funds. With this growth, Santander Santiago ended in second place in terms of total mutual funds managed with a 20.3% market share compared to 20.0% at the beginning of 2003. This also explains, in part, the 2.0% decrease in time deposits between the end of the third and fourth quarter of 2003. The fall in time deposits was also due to the Bank’s strategy of removing low yielding assets from its balance sheet which reduces the need for increasing the deposit base. This has permitted the Bank to remove more expensive funding from the balance sheet.

Evolution of mutual funds under management

PROVISION FOR LOAN LOSSES

Provision expense decreases as asset quality indicators improve

	Quarter			Change %
Provision for loan losses (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Provisions	+7,608	+1,575	7,620	383.0%	—
Charge-offs	29,044	22,796	17,301	67.9%	27.4%

Total provisions and charge-offs	21,436	21,221	24,921	(14.0)%	1.0%

Loan loss recoveries	11,790	7,688	5,472	115.5%	53.4%
Total loans	7,618,632	7,699,648	7,941,700	(4.1)%	(1.1)%
Total reserves for loan losses	168,226	173,162	169,251	(0.6)%	(2.9)%
Past due loans*	169,708	183,584	168,440	0.8%	(7.6)%
PDL/Total loans	2.23%	2.38%	2.12%
Risk Index[5]	1.88%	1.93%	1.68%
RLL/Past due loans	99.1%	94.3%	100.5%
Coverage of Risk Index**	117.5%	116.5%	126.9%

*	Past due loans: installments or credit lines more than 90 days overdue.
**	Coverage Risk Index = RLL / (Total Loans x Risk Index.)

Total provisions for loan losses decreased 14.0% compared to 4Q 2002. Past due loans at December 31, 2003 decreased 7.6% compared to September 30, 2003 and loan loss recoveries increased 115.5% compared to 4Q 2002. The coverage ratio improved to 99.1% as of December 31, 2003 compared to 94.3% as of September 30, 2003. The improvement of the Bank’s asset quality was also apparent in the evolution of the Risk Index which improved from 1.93% to 1.88%. The coverage ratio of the Risk Index reached 117.5% at the end of 4Q 2003 compared to 116.5% at the end of 3Q 2003.

The increase in charge-offs compared to the third quarter of 2003 also explains in part the reduction in the past due loan ratio and risk index in this period. In the quarter various non-performing or substandard loans were charged-off. As a result, the Bank released the provisions already established for these loan positions, which explains the positive loan loss provision expense in the quarter.

The Bank has also restructured its collection procedures to improve loan loss recovery levels. As a part of this process, in the fourth quarter the Bank sold the subsidiary Cobranzas y Recaudaciones Limitada (C y R), that managed loan loss recoveries for former Banco Santiago, to an external company that former Banco Santander Chile used for its recovery process. The Bank’s recovery efforts have now been fully centralized under the same external company. During the quarter loan loss recoveries increased 115.5% and

5	Unconsolidated. Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendency of Banks and Financial Institutions (SBIF), the industry’s main regulator.

53.4% compared to the fourth quarter of 2002 and the third quarter of 2003, respectively. The Bank recognized Ch$2,050 million from a large recovery in the real estate sector in December.

FEE INCOME

Adjusted fee income increases 12.5% YoY

	Quarter			Change %
Fee income (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Fee income	32,136	37,448	33,825	(5.05)	(14.2)%
Fee expenses	(6,562)	(6,150)	(8,153)	(19.5)%	6.7%
Total fee income, net	25,574	31,298	25,672	(0.4)%	(18.3)%
C y R fees reversed	3,318	—	—	—	—

Total adjusted fee income, net	28,892	31,298	25,672	12.5%	(7.7)%

Net fees / operating expenses	42.3%	49.6%	36.5%

The Bank’s net fee income on an adjusted basis rose 12.5% compared to the fourth quarter of 2002. As mentioned above, the Bank in the fourth quarter sold the subsidiary C y R. The fees for collection services were recognized as fee income, which at the moment of the sale totaled Ch$3,318 million. These results were reversed as a result of this transaction.

This rise in adjusted fee income was due to an increase in fees from various business lines. Compared to 4Q 2002 checking account fees were up 17.6%, credit cards fees rose 33.5%, ATM fees increased 9.5%, financial advisory fees were up 13.3% and insurance brokerage fees grew 8.9%. This growth is a result of the continued focus on the sale and higher usage of fee intensive products throughout the year, especially credit card and insurance products in retail banking and cash management services in corporate banking.

Mutual funds fees decreased 0.3% in 4Q 2003 compared to the fourth quarter of 2002, but increased 12.7% compared to 3Q 2003 in line with the recovery of funds under management in the second half of 2003.

The 7.7% decrease in adjusted fee income between 3Q and 4Q 2003 was mainly due to seasonal factors. In the fourth quarter the Bank recognized approximately Ch$400 million less in mortgage related insurance fees since an important portion of these fees are paid in the third quarter.

OPERATING EXPENSES AND EFFICIENCY

Adjusted operating decreased 10.7% compared to the fourth quarter of 2002

	Quarter			Change %
Operating Expenses (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Personnel expenses	30,220	32,761	33,709	(10.4)%	(7.8)%
Adjusted personnel expenses*	32,104	32,761	33,709	(4.8)%	(2.0)%
Administrative expenses	19,486	19,922	25,384	(23.2)%	(2.2)%
Adjusted administrative expenses*	20,048	19,922	25,384	(21.0)%	0.6%
Depreciation and amortization	10,718	10,378	11,318	(5.3)%	3.3%
Operating expenses	60,424	63,061	70,411	(14.2)%	(4.2)%
Adjusted operating expenses*	62,870	63,061	70,411	(10.7)%	(0.3)%
Efficiency ratio**	42.4%	45.1%	47.8%
Efficiency ratio excluding amortization and depreciation***	34.9%	37.7%	40.1%

*	Adjusted for the effects of the sale of the subsidiary C y R.
**	Operating expenses / Operating income. Operating income = Net interest income + Net fee income + Other operating income, net.
***	Efficiency ratio excluding amortization and depreciation = (Personnel + Administrative expense) / (Net interest income + Net fee income + Other operating income, net).

Adjusted operating expenses decreased 10.7% compared to the fourth quarter of 2002 with personnel expenses falling 4.8% and administrative expenses decreasing 21.0%. The main driver of the positive evolution of the Bank’s cost structure continues to be the savings and synergies produced by the merger. Total headcount has decreased 15.7% since the beginning of this process. The efficiency ratio improved to 42.4% in 4Q 2003 compared to 47.8% in 4Q 2002. Excluding depreciation and amortization costs the efficiency ratio reached 34.9% compared to 40.1% in the same quarter of last year and 37.7% in the previous quarter of 2003. In the fourth quarter the Bank sold the subsidiary C y R. As a result the Bank’s operating expenses decreased Ch$2,446 million in the quarter (Ch$1,884 million in personnel expenses and Ch$562 million in administrative expenses), which corresponds to the year to date expenses of this company at the moment of the sale.

The 2.0% decrease in personnel expenses compared to 3Q 2003 was mainly due to further reductions in the average headcount. The slight rise in administrative expenses in the fourth quarter compared to the third quarter was in line with the higher levels of business activity in the last quarter of the year.

OTHER OPERATING INCOME

Fall in interest rates positively affects the Bank’s fixed income portfolio

	Quarter			Change %
Other operating income* (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Net gain from trading and mark-to-market of securities	11,692	6,363	(2,266)	—	83.7%
Other	(6,142)	(2,832)	(5,080)	20.9%	116.9%

Total	5,550	3,531	(7,346)	(175.6)%	57.2%

*	The gain (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

The net gain from trading and mark-to-market of securities totaled Ch$11,692 million in 4Q 2003 compared to a loss of Ch$2,266 million in 4Q 2002. In the last quarter of 2003 the Central Bank reduced the overnight reference rate to 2.25% in response to three consecutive negative monthly inflation rates. This fall in interest rates had a positive effect on the mark-to-market of financial investments. The Bank also recognized a gain of Ch$6,174 million from the sale of fixed income securities in December. This sale was realized in order to take full advantage of historically low rates and to improve the asset mix in anticipation of a higher loan growth period. This in line with the Bank’s strategy of focusing on profitability and optimizing the use of capital.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

	Quarter			Change %
Other Income and Expenses (Ch$ million December 31, 2003)	IVQ 2003	IIIQ 2003	IVQ 2002	IVQ 2003/2002	IVQ/IIIQ 2003
Recovery of loans	11,790	7,688	5,472	115.5%	53.4%
Non-operating income, net	5,258	(2,822)	(45,919)	(111.5)%	(286.3)%
Income attributable to investments in other companies	941	92	(282)	(433.7)%	922.8%
Losses attributable to minority interest	(47)	(30)	(25)	88.0%	56.7%

Total other income, net	17,942	4,928	(40,754)	(144.0)%	264.1%

Price level restatement	1,215	(595)	(7,823)	(115.5)%	(304.2)%
Income tax	(13,870)	(10,316)	(3,518)	294.3%	34.5%

Other income, net totaled a gain of Ch$17,942 million in the quarter increasing 264.1% compared to 3Q 2003 and to a loss of Ch$40,754 million in 4Q 2002. In 4Q 2002 the Bank recognized Ch$45,403 million in one-time merger related costs in other non-operating expenses. Excluding this charge net non-operating income increased 285.9% in 4Q 2003 compared to 4Q 2002. During the quarter loan loss recoveries increased 115.5% compared to 4Q 2002. The Bank recognized Ch$2,050 million from a large recovery in the real estate sector in December. The Bank has also been implementing an important restructuring of its collection department in order to improve loan loss recovery levels.

The Bank in the quarter also recognized a higher level of gains from the sale of repossessed assets compared to last year that are recorded as non-operating income. Finally, in 4Q 2003 the Bank also reversed Ch$3,029 million of non-credit related provisions. The Bank reversed provisions previously made for IT projects that will no longer be carried out and provisions set aside for legal proceedings that have evolved favorably for the Bank.

The gain from price level restatement totaled Ch$1,215 million in 4Q 2003 compared to a loss of Ch$7,823 million in 4Q 2002. In 4Q 2003 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) was -0.15% compared to +1.76% in the same quarter of 2002. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, when inflation is negative the Bank records a gain from price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE in the quarter reaches 32.2% with a BIS ratio of 15.0%

	Quarter ended			Change %
Shareholders’ equity (Ch$ million December 31, 2003)	Dec. 31, 2003	Sept. 30, 2003	Dec. 31, 2002	Dec. 2003/2002	Dec./Sept. 2003
Capital and Reserves	810,417	816,436	813,568	(0.4)%	(0.7)%
Net Income	206,975	140,742	158,814	30.3%	47.1%

Total shareholders’ equity	1,017,392	957,178	972,382	4.6%	6.3%

As of December 31, 2003, shareholders’ equity totaled Ch$1,017,392 million. The Bank’s ROE in 4Q 2003, measured as net income over average capital and reserves in the period reached 32.2%. For the year 2003, ROE reached 24.2%. On a pre-tax basis the Bank’s ROE reached 30.2% for the year 2003, the highest among the Bank’s main competitors.

Bank	Total profits Ch$mn	Pre-tax ROE*
Santander Santiago	206,975	30.2%
BCI	73,682	29.9%
De Chile	130,553	25.1%
Corpbanca	50,123	17.8%
BBVA	27,108	12.9%
Financial system	617,604	19.8%

*	Pre-tax return over capital as published by the SBIF on their website www.sbif.cl

The Bank’s BIS ratio as of December 31, 2003 was 15.0% above the minimum BIS ratio of 12% required by the SBIF for this Bank. In the same period the Tier I ratio reached a solid level of 10.9%.

Capital Adequacy (Ch$ million Dec. 31, 2003)	Dec. 31, 2003	Dec. 31, 2002
Tier I	822,125	813,570
Tier II	308,366	339,117
Regulatory capital	1,130,491	1,152,687
Risk weighted assets	7,542,817	8,078,100
BIS ratio	15.0%	14.3%

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of December 2003, Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 345 branches and 1,018 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A- by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.92% of Banco Santander Santiago.

Grupo Santander

Grupo Santander (SAN.MC, STD.N) is the largest financial group in Spain and Latin America by profits, and is the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including a 15-year old alliance with The Royal Bank of Scotland, ownership of the third largest banking group in Portugal and the leading independent Consumer Finance franchise in Germany, Italy and six other European countries.

Grupo Santander maintains a leading position in Latin America, with 4,000 offices serving more than 12 million individual clients and approximately half a million small and medium sized companies, managing on and off-balance sheet business for approximately €100 billion (loans, deposits, mutual finds and pension finds) In 2003, the Group recorded US$1.489 millions in net attributable profits from Latin America, an increase of 14,3% compared to 2002.

ITEM 2

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant Ch$ of December 31, 2003 )

	31-Dec 2003	31-Dec 2003	30-Sep 2003	31-Dec 2002	% Change Dec. 2003/2002	% Change Dec. / Sept. 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS
Cash and due from banks
Noninterest bearing	1,502,456	900,602	706,469	876,460	2.8%	27.5%
Interbank deposits-interest bearing	139,245	83,466	188,082	111,093	-24.9%	-55.6%

Total cash and due from banks	1,641,700	984,068	894,551	987,553	-0.4%	10.0%

Financial investments
Government securities	978,898	586,771	882,408	1,218,049	-51.8%	-33.5%
Investments purchased under agreements to resell	72,695	43,575	-1,212	335,497	-87.0%	-3695.3%
Other financial investments	1,182,818	709,005	506,236	265,713	166.8%	40.1%
Investment collateral under agreements to repurchase	958,036	574,266	459,797	703,931	-18.4%	24.9%

Total financial investments	3,192,447	1,913,617	1,847,229	2,523,190	-24.2%	3.6%

Loans, net
Commercial loans	4,191,317	2,512,359	2,651,821	2,928,239	-14.2%	-5.3%
Consumer loans	1,296,572	777,191	742,986	716,282	8.5%	4.6%
Mortgage loans (Residential and general purpose)	2,492,107	1,493,819	1,528,527	1,600,005	-6.6%	-2.3%
Foreign trade loans	721,696	432,599	503,885	538,217	-19.6%	-14.1%
Interbank loans	238,607	143,026	99,738	4,165	3334.0%	43.4%
Leasing	720,600	431,942	435,063	426,641	1.2%	-0.7%
Other outstanding loans	1,382,949	828,967	837,268	932,979	-11.1%	-1.0%
Past due loans	283,120	169,708	183,584	168,440	0.8%	-7.6%
Contingent loans	1,383,039	829,021	716,776	626,732	32.3%	15.7%
Reserve for loan losses	(280,648)	(168,226)	(173,162)	(169,251)	-0.6%	-2.9%

Total loans, net	12,429,359	7,450,406	7,526,486	7,772,449	-4.1%	-1.0%

Other assets
Bank premises and equipment	348,722	209,031	207,397	214,934	-2.7%	0.8%
Foreclosed assets	65,642	39,347	42,744	25,141	56.5%	-7.9%
Investments in other companies	8,140	4,879	4,819	4,753	2.7%	1.2%
Assets to be leased	54,918	32,919	14,951	37,682	-12.6%	120.2%
Other	477,395	286,160	711,578	205,857	39.0%	-59.8%

Total other assets	954,817	572,336	981,489	488,367	17.2%	-41.7%

TOTAL ASSETS	18,218,323	10,920,427	11,249,755	11,771,559	-7.2%	-2.9%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant Ch$ of December 31, 2003 )

	31-Dec 2003	31-Dec 2003	30-Sep 2003	31-Dec 2002	% Change Dec. 2003/2002	% Change Dec. / Sept. 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	1,870,376	1,121,141	1,051,348	1,110,298	1.0%	6.6%
Bankers drafts and other deposits	1,475,596	884,502	762,401	763,684	15.8%	16.0%

	3,345,972	2,005,643	1,813,749	1,873,982	7.0%	10.6%

Savings accounts and time deposits	5,874,088	3,521,046	3,594,563	4,267,889	-17.5%	-2.0%

Total deposits	9,220,060	5,526,689	5,408,312	6,141,871	-10.0%	2.2%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	20,797	12,466	13,353	15,903	-21.6%	-6.6%
Other Banco Central borrowings	571,356	342,482	11,323	14,093	2330.2%	2924.7%

Total Banco Central borrowings	592,153	354,948	24,676	29,996	1083.3%	1338.4%

Investments sold under agreements to repurchase	776,310	465,336	613,530	737,101	-36.9%	-24.2%

Mortgage finance bonds	2,141,065	1,283,397	1,546,823	1,576,892	-18.6%	-17.0%

Other borrowings
Bonds	429,185	257,262	305,929	404,451	-36.4%	-15.9%
Subordinated bonds	647,930	388,382	419,267	459,297	-15.4%	-7.4%
Borrowings from domestic financial institutions	59,724	35,800	87,236	62,739	-42.9%	-59.0%
Foreign borrowings	902,132	540,756	664,548	610,457	-11.4%	-18.6%
Other obligations	108,190	64,851	55,682	77,633	-16.5%	16.5%

Total other borrowings	2,147,161	1,287,051	1,532,662	1,614,577	-20.3%	-16.0%

Total other interest bearing liabilities	5,656,689	3,390,732	3,717,691	3,958,566	-14.3%	-8.8%

Other liabilities
Contingent liabilities	1,384,340	829,801	716,665	626,668	32.4%	15.8%
Other	258,160	154,746	449,012	71,279	117.1%	-65.5%
Minority interest	1,780	1,067	897	793	34.6%	19.0%

Total other liabilities	1,644,280	985,614	1,166,574	698,740	41.1%	-15.5%

Shareholders’ equity
Capital and reserves	1,352,002	810,417	816,436	813,568	-0.4%	-0.7%
Income for the year	345,292	206,975	140,742	158,814	30.3%	47.1%

Total shareholders’ equity	1,697,294	1,017,392	957,178	972,382	4.6%	6.3%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	18,218,323	10,920,427	11,249,755	11,771,559	-7.2%	-2.9%

BANCO SANTANDER CHILE
QUARTERLY INCOME STATEMENTS
Constant Chilean pesos of Dec. 31, 2003

	IVQ 2003	IVQ 2003	IIIQ 2003	IVQ 2002	% Change IVQ 2003/2002	% Change IVQ / IIIQ 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	123,551	74,059	134,631	239,053	-69.0%	-45.0%
Interest expense	(83,684)	(50,162)	(63,611)	(143,161)	-65.0%	-21.1%

Net interest income	39,867	23,897	71,020	95,892	-75.1%	-66.4%

Provision for loan losses	(35,761)	(21,436)	(21,221)	(24,921)	-14.0%	1.0%

Fees and income from services
Fees and other services income	53,612	32,136	37,448	33,825	-5.0%	-14.2%
Other services expense	(10,947)	(6,562)	(6,150)	(8,153)	-19.5%	6.7%

Total fees and income from services, net	42,665	25,574	31,298	25,672	-0.4%	-18.3%

Other operating income, net
Net gain (loss) from trading and brokerage	19,506	11,692	6,363	(2,266)	-616.0%	83.7%
Foreign exchange transactions, net	145,814	87,404	33,961	33,233	163.0%	157.4%
Other, net	(10,247)	(6,142)	(2,832)	(5,080)	20.9%	116.9%

Total other operating income, net	155,073	92,954	37,492	25,887	259.1%	147.9%

Other income and expenses
Recovery of loans previously written off	19,669	11,790	7,688	5,472	115.5%	53.4%
Nonoperating income, net	8,772	5,258	(2,822)	(45,919)	-111.5%	-286.3%
Income attributable to investments in other companies	1,570	941	92	(282)	-433.7%	922.8%
Losses attributable to minority interest	(78)	(47)	(30)	(25)	88.0%	56.7%

Total other income and expenses	29,933	17,942	4,928	(40,754)	-144.0%	264.1%

Operating expenses
Personnel salaries and expenses	(50,415)	(30,220)	(32,761)	(33,709)	-10.4%	-7.8%
Administrative and other expenses	(32,508)	(19,486)	(19,922)	(25,384)	-23.2%	-2.2%
Depreciation and amortization	(17,881)	(10,718)	(10,378)	(11,318)	-5.3%	3.3%

Total operating expenses	(100,804)	(60,424)	(63,061)	(70,411)	-14.2%	-4.2%

Gain (loss) from price-level restatement	2,027	1,215	(595)	(7,823)	-115.5%	-304.2%

Income before income taxes	133,000	79,722	59,861	3,542	2150.8%	33.2%
Income taxes	(23,139)	(13,870)	(10,316)	(3,518)	294.3%	34.5%

Net income	109,861	65,852	49,545	24	274283.3%	32.9%

BANCO SANTANDER CHILE
YTD INCOME STATEMENTS
Constant Chilean pesos of Dec. 31, 2003

	31-Dec-03	31-Dec-03	31-Dec-02	% Change 2003/2002
	US$ thousands	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	1,023,593	613,562	1,041,405	-41.1%
Interest expense	(518,628)	(310,876)	(517,010)	-39.9%

Net interest income	504,965	302,686	524,395	-42.3%

Provision for loan losses	(169,063)	(101,340)	(92,076)	10.1%

Fees and income from services
Fees and other services income	228,571	137,010	125,908	8.8%
Other services expense	(41,992)	(25,171)	(22,793)	10.4%

Total fees and income from services, net	186,579	111,839	103,115	8.5%

Other operating income, net
Net gain (loss) from trading and brokerage	45,801	27,454	29,956	-8.4%
Foreign exchange transactions, net	253,508	151,958	(25,582)	-694.0%
Other, net	(31,899)	(19,121)	(18,323)	4.4%

Total other operating income, net	267,410	160,291	(13,949)	-1249.1%

Other income and expenses
Recovery of loans previously written off	56,591	33,922	25,373	33.7%
Nonoperating income, net	(485)	(291)	(57,899)	-99.5%
Income attributable to investments in other companies	2,784	1,669	446	274.2%
Losses attributable to minority interest	(267)	(160)	(184)	-13.0%

Total other income and expenses	58,623	35,140	(32,264)	-208.9%

Operating expenses
Personnel salaries and expenses	(210,477)	(126,164)	(148,922)	-15.3%
Administrative and other expenses	(140,024)	(83,933)	(100,914)	-16.8%
Depreciation and amortization	(67,001)	(40,162)	(39,728)	1.1%

Total operating expenses	(417,502)	(250,259)	(289,564)	-13.6%

Gain (loss) from price-level restatement	(12,849)	(7,702)	(13,148)	-41.4%

Income before income taxes	418,163	250,655	186,509	34.4%
Income taxes	(72,870)	(43,680)	(27,695)	57.7%

Net income	345,293	206,975	158,814	30.3%

Financial Ratios

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
Profitability
Net interest margin*	4.1%	4.6%	4.4%	4.9%	4.3%	5.0%	4.2%	4.7%
Net fees / operating expenses	35.9%	34.2%	35.9%	34.9%	41.3%	45.4%	49.6%	42.3%
ROE	24.6%	33.1%	16.8%	0.0%	17.0%	23.6%	24.3%	32.2%

Capital ratio
BIS	12.9%	12.8%	13.9%	14.3%	16.6%	15.0%	15.3%	15.0%

Earnings per Share
Net income (nominal Ch$mn)	58,498	64,839	33,375	48,480	40,497	50,948	49,678	65,852
Net income per share (Nominal Ch$)	0.31	0.34	0.18	0.26	0.21	0.27	0.26	0.35
Net income per ADS (US$)	0.49	0.51	0.25	0.0	0.31	0.40	0.41	0.61
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.40%	1.35%	1.74%	2.12%	2.30%	2.35%	2.38%	2.23%
Reserves for loan losses/past due loans	139.6%	129.9%	108.6%	100.5%	93.3%	94.5%	94.3%	99.1%
Risk index	1.34%	1.33%	1.56%	1.68%	1.84%	1.94%	1.93%	1.88%

Efficiency
Operating expenses/operating income	44.7%	43.7%	52.9%	48.2%	45.8%	41.1%	45.1%	42.4%

Market information (period-end)
Stock price	12.8	11.6	12.8	12.8	12.9	13.7	14.7	13.6
ADR price	20.10	17.35	17.7	18.63	18.33	20.41	23.0	23.8
Market capitalization (US$mn)	3,646	3,147	3,210	3,379	3,325	3,702	4,172	4,313

Other Data
Exchange rate (Ch/US$) (period-end)	664.44	697.69	747.62	712.38	727.36	697.23	665.13	599.42

*	Net interest margin including results of foreign exchange transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: February 27, 2004	By:	/s/ Gonzalo Romero
		Name:	Gonzalo Romero
		Title:	General Counsel